UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                 NeurogesX, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    641252101
                                  ------------
                                 (CUSIP Number)

                                 Mark McDonnell
                            ARCH Venture Corporation
                         8725 W. Higgins Road Suite 290
                               Chicago, IL 60631
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 7, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                    1 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        ARCH Venture Fund V, L.P.
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328
________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)

        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        PN
________________________________________________________________________________



                                       2 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        ARCH V Entrepreneurs Fund, L.P.
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON              0
     WITH       ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328
________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        PN
________________________________________________________________________________



                                       3 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Healthcare Focus Fund, L.P.
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON              0
     WITH       ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328
________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        PN
________________________________________________________________________________



                                       4 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        ARCH Venture Partners V, L.P.
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON              0
     WITH       ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328
________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        PN
________________________________________________________________________________



                                       5 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        ARCH Venture Partners V, LLC
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON              0
     WITH       ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328

________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        PN
________________________________________________________________________________



                                       6 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Clinton Bybee
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON              0
     WITH       ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328
________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        IN
________________________________________________________________________________



                                       7 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Keith Crandell
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON              0
     WITH       ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328
________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        IN
________________________________________________________________________________



                                       8 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Steven Lazarus
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON              0
     WITH       ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328
________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        IN
________________________________________________________________________________



                                       9 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D
________________________________________________________________________________
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert Nelsen
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                (a)  [_]
                                                (b)  [_]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
________________________________________________________________________________
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
        [_]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________
                7    SOLE VOTING POWER

                        0
   NUMBER OF    ______________________________________________________________
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              2,531,328
     EACH       ______________________________________________________________
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON              0
     WITH       ______________________________________________________________
                10   SHARED DISPOSITIVE POWER

                        2,531,328
_____________________________________________________________________________
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,531,328
________________________________________________________________________________
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
        [_]
________________________________________________________________________________
13      Percent of Class Represented by Amount in Row (11)

        20.3%
________________________________________________________________________________
14      Type of Reporting Person (See Instructions)

        IN
________________________________________________________________________________



                                      10 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D

Item 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, $0.001 par value, per share (the "Common Stock"), of NeurogesX, Inc. (the "Issuer") having its principal executive office at 981 Industrial Road, Suite F, San Carlos, California 94070.

Item 2.  IDENTITY AND BACKGROUND.

     (a) This statement is being filed by: (1) ARCH Venture Fund V, L.P. ("ARCH Venture Fund V"), (2) ARCH V Entrepreneurs Fund, L.P. ("ARCH V Entrepreneurs Fund"), (3) Healthcare Focus Fund, L.P. ("Healthcare Focus Fund"), (4) ARCH Venture Partners V, L.P. ("AVP V LP"), which is the sole general partner of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund, (5) ARCH Venture Partners V, LLC ("AVP V LLC"), which is the sole general partner of AVP V LP, (6) Clinton Bybee ("Bybee"), (7) Keith Crandell ("Crandell"), (8) Steven Lazarus ("Lazarus") and (9) Robert Nelsen ("Nelsen" and, together with Bybee, Crandell and Lazarus, collectively, the "Managing Directors" and each individually, a "Managing Director"). Each of the individuals and entities above shall be referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

     (b) The business address of each of the Reporting Persons is 8725 West Higgins Road, Suite 290, Chicago, IL, 60631.

     (c) The principal business of each of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund is to invest and assist in developmental and emerging businesses located principally in the United States. The principal business of AVP V LP is to act as the general partner of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund. The principal business of AVP V LLC is to act as the general partner of AVP V LP. The principal business of each of the Managing Directors is to act as managing directors of AVP V LLC and a number of affiliated partnerships with similar businesses.

     (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

     (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of ARCH Venture Fund V, ARCH V Entrepreneurs Fund, Healthcare Focus Fund and AVP V LP are Delaware limited partnerships. AVP V LLC is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The  discussion   below  gives  effect,   on  a  pro-forma   basis,   to  a
one-for-fifteen reverse stock split of the Common Stock on May 7, 2007.

                                    11 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D

     On July 20, 2000, ARCH Venture Fund V purchased 320,000 shares of Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred") at a purchase price of $9.38 per share. On January 18, 2002, ARCH Venture Fund V purchased 353,533 shares of Series B Convertible Preferred Stock of the Issuer (the "Series B Preferred") at a purchase price of $11.25 per share. On February 18, 2004, ARCH Venture Fund V purchased 662,873 shares of Series C Convertible Preferred Stock of the Issuer (the "Series C Preferred") at a purchase price of $11.25 per share. On November 14, 2005, ARCH Venture Fund V purchased 83,306 shares of Series C2 Convertible Preferred Stock of the Issuer (the "Series C2 Preferred" and, together with the Series A Preferred, the Series B Preferred and Series C Preferred, the "Series Convertible Preferred Stock") at a purchase price of $11.25 per share. On February 1, 2006, ARCH Venture Fund V purchased 83,306 shares of Series C2 Preferred at a purchase price of $11.25 per share. On May 1, 2006, ARCH Venture Fund V purchased 83,306 shares of Series C2 Preferred at a purchase price of $11.25 per share. On August 15, 2006, ARCH Venture Fund V purchased 83,306 shares of Series C2 Preferred at a purchase price of $11.25 per share. On January 16, 2007, ARCH Venture Fund V purchased 166,612 shares of Series C2 Preferred at a purchase price of $11.25 per share.

     On January 1, 2002, ARCH V Entrepreneurs Fund purchased 1,820 shares of Series A Preferred from ARCH Venture Fund V at a purchase price of $9.38 per share. On January 18, 2002, ARCH V Entrepreneurs Fund purchased 2,023 shares of Series B Preferred at a purchase price of $11.25 per share. On February 18, 2004, ARCH V Entrepreneurs Fund purchased 3,794 shares of Series C Preferred at a purchase price of $11.25 per share. On November 14, 2005, ARCH V Entrepreneurs Fund purchased 561 shares of Series C2 Preferred at a purchase price of $11.25 per share. On February 1, 2006, ARCH V Entrepreneurs Fund purchased 561 shares of Series C2 Preferred at a purchase price of $11.25 per share. On May 1, 2006, ARCH V Entrepreneurs Fund purchased 561 shares of Series C2 Preferred at a purchase price of $11.25 per share. On August 15, 2006, ARCH V Entrepreneurs Fund purchased 561 shares of Series C2 Preferred Stock at a purchase price of $11.25 per share. On January 16, 2007, ARCH V Entrepreneurs Fund purchased 1,123 shares of Series C2 Preferred at a purchase price of $11.25 per share.

     On January 18, 2002, Healthcare Focus Fund purchased 177,777 shares of Series B Preferred at a purchase price of $11.25 per share. On February 18, 2004, Healthcare Focus Fund purchased 155,994 shares of Series C Preferred at a purchase price of $11.25 per share. On November 14, 2005, Healthcare Focus Fund purchased 20,856 shares of Series C2 Preferred at a purchase price of $11.25 per share. On February 1, 2006, Healthcare Focus Fund purchased 20,855 shares of Series C2 Preferred at a purchase price of $11.25 per share. On May 1, 2006, Healthcare Focus Fund purchased 20,855 shares of Series C2 Preferred at a purchase price of $11.25 per share. On August 15, 2006, Healthcare Focus Fund purchased 20,855 shares of Series C2 Preferred at a purchase price of $11.25 per share. On January 16, 2007, Healthcare Focus Fund purchased 41,711 shares of Series C2 Preferred at a purchase price of $11.25 per share.

     Pursuant to their respective terms, each share of Series A Preferred, Series B Preferred, Series C Preferred and Series C2 Preferred automatically converted into shares of Common Stock upon the closing date of the Issuer's initial public offering (the "IPO").

     On May 1, 2007, ARCH Venture Fund V purchased an additional 227,000 shares of Common Stock at a purchase price of $11.00 per share in connection with the IPO.

     The working capital of each of the above-listed purchasing entities (the "Purchasers") was the source of the funds for each purchase. No part of the purchase price paid by these entities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock or Series A Preferred, Series B Preferred, Series C Preferred and Series C2 Preferred described above.

                                    12 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D

The total amount paid by each Purchaser for shares purchased in the above-listed transactions is as follows:

      ARCH Venture Fund V:               $22,554,978

      ARCH V Entrepreneurs Fund:         $120,397

      Healthcare Focus Fund:             $5,162,743


Item 4.  PURPOSE OF TRANSACTION.

     Each of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund acquired the Common Stock for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, each of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Nelsen is a member of the Issuer's board of directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

                                    13 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) ARCH Venture Fund V is the record owner of 2,061,421 shares of Common Stock, ARCH V Entrepreneurs Fund is the record owner of 11,004 shares of Common Stock and Healthcare Focus Fund is the record owner of 458,903 shares of Common Stock , for an aggregate of 2,531,328 shares of Common Stock (the "ARCH Shares").

          AVP V LP, as the sole general partner of ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund, may be deemed to beneficially own certain of the ARCH Shares. AVP V LP disclaims beneficial ownership of all shares held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund in which it does not have an actual pecuniary interest. AVP V LLC, as the sole general partner of the AVP V LP, may be deemed to beneficially own certain of the shares held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund. AVP V LLC disclaims beneficial ownership of all shares held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund in which it does not have an actual pecuniary interest. Each of the Managing Directors may be deemed to beneficially own certain of the shares held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund. Each of the Managing Directors disclaims beneficial ownership of all shares held of record by ARCH Venture Fund V, ARCH V Entrepreneurs Fund and Healthcare Focus Fund in which he does not have an actual pecuniary interest.

          The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 12,487,898 shares of Common Stock reported by the Issuer to be outstanding in the Issuer's Form 424B4 Prospectus filed on May 2, 2007.

     (b)  Regarding the number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: See line 7 of cover sheets.

          (ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

          (iii)sole power to dispose or to direct the disposition: See line 9 of cover sheets.

          (iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.


     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

     (e)  Not applicable

                                    14 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the transactions described in this Schedule, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

                                    15 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    May 15, 2007


                        ARCH VENTURE FUND V, L.P.

                        By:     ARCH Venture Partners V, L.P.
                                its General Partner

                                By:     ARCH Venture Partners V, LLC
                                        its General Partner

                                        By:        *
                                           -------------------------
                                            Managing Director


                        ARCH V ENTREPRENEURS FUND V, L.P.

                        By:     ARCH Venture Partners V, L.P.
                                its General Partner

                                By:    ARCH Venture Partners V, LLC
                                       its General Partner

                                        By:        *
                                           -------------------------
                                            Managing Director


                        HEALTHCARE FOCUS FUND, L.P.

                        By:     ARCH Venture Partners V, L.P.
                                its General Partner

                                By:    ARCH Venture Partners V, LLC
                                        its General Partner

                                        By:        *
                                           -------------------------
                                            Managing Director


                                    16 of 19

CUSIP No. 641252101                                                     13D
                                  Schedule 13D

                        ARCH VENTURE PARTNERS V, L.P.

                        By:     ARCH Venture Partners V, LLC
                                 its General Partner


                                        By:        *
                                           -------------------------
                                            Managing Director



                        ARCH VENTURE PARTNERS V, LLC


                        By:             *
                             -------------------------
                             Managing Director



                                *
                        -------------------------
                        Clinton Bybee



                                  *
                        -------------------------
                        Keith Crandell



                                *
                        -------------------------
                        Steven Lazarus



                                *
                        -------------------------
                        Robert Nelsen


                        * By:  /s/ Mark McDonnell
                              -------------------------
                              Mark McDonnell as Attorney-in-Fact


     * This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 2 to the Schedule 13D relating to the Reporting Persons filed with the Securities Exchange Commission on November 12, 2004, and incorporated herein in its entirety by reference.

                                    17 of 19

CUSIP No. 98411C100
                                       13G
                                                                       EXHIBIT 1
                           AGREEMENT OF JOINT FILING

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of NeurogesX, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:    May 15, 2007


                        ARCH VENTURE FUND V, L.P.

                        By:     ARCH Venture Partners V, L.P.
                                its General Partner

                                By:     ARCH Venture Partners V, LLC
                                        its General Partner

                                        By:        *
                                           -------------------------
                                            Managing Director


                        ARCH V ENTREPRENEURS FUND V, L.P.

                        By:     ARCH Venture Partners V, L.P.
                                its General Partner

                                By:    ARCH Venture Partners V, LLC
                                       its General Partner

                                        By:        *
                                           -------------------------
                                            Managing Director


                        HEALTHCARE FOCUS FUND, L.P.

                        By:     ARCH Venture Partners V, L.P.
                                its General Partner

                                By:    ARCH Venture Partners V, LLC
                                        its General Partner

                                        By:        *
                                           -------------------------
                                            Managing Director


                                    18 of 19

CUSIP No. 98411C100
                                       13G

                        ARCH VENTURE PARTNERS V, L.P.

                        By:     ARCH Venture Partners V, LLC
                                 its General Partner


                                        By:        *
                                           -------------------------
                                            Managing Director



                        ARCH VENTURE PARTNERS V, LLC


                        By:             *
                             -------------------------
                             Managing Director



                                *
                        -------------------------
                        Clinton Bybee



                                  *
                        -------------------------
                        Keith Crandell



                                *
                        -------------------------
                        Steven Lazarus



                                *
                        -------------------------
                        Robert Nelsen


                        * By:  /s/ Mark McDonnell
                              -------------------------
                              Mark McDonnell as Attorney-in-Fact

     * This Agreement was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 2 to the Schedule 13D relating to the Reporting Persons filed with the Securities Exchange Commission on November 12, 2004, and incorporated herein in its entirety by reference.

                                    19 of 19